United States
               Securities and Exchange Commission
                     Washington, D.C.  20549




                          SCHEDULE 13G




            Under the Securities Exchange Act of 1934
                      (Amendment No.   2  )

                       Spartech Corporation
                        (name of issuer)

                          Common Stock
                   (title of class securities)

                            847220209
                         (CUSIP number)

CUSIP No. 847220209           13G

1 - NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Eaton Vance Management
     #04-3101341

2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        ___ (a)
     Group Disclaimed
                                                            _X_ (b)

3 - SEC USE ONLY



4 - CITIZENSHIP OF PLACE OF ORGANIZATION

     Boston, Massachusetts

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              WITH:

     5 - SOLE VOTING POWER


     6 - SHARED VOTING POWER

          391,750

     7 - SOLE DISPOSITIVE POWER


     8 - SHARED DISPOSITIVE POWER

          391,750

9 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     391,750

10 - CHECK BOX IF THE AGGREGATE AMOUNT ON ROW (9) EXCLUDES CERTAIN
     SHARES



11 - PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW 9

     4.97%

12 - TYPE OF REPORTING PERSON

     IA



                   Amendment 2 to Schedule 13G


Item 1(a)Name of Issuer:

   Spartech Corporation

Item 1(b)Address of Issuer's Principal Executive Office:

   777 Bonhomme, Suite 1001, Clayton, Missouri 63105

Item 2(a)Name of Person Filing:

   Eaton Vance Management

Item 2(b)Address of Principal Business Office of Person Filing:

   24 Federal Street, Boston, Massachusetts 02110

Item 2(c)Citizenship:

   Boston, Massachusetts

Item 2(d)Title of Class of Securities:

   Common Stock

Item 2(e)CUSIP Number

   847220209

Item 3  Eligibility to File Schedule 13G:

Eaton Vance Management is an investment adviser registered under
Section 203 of the Investment Adviser Act of 1940, and acts as investment adviser for a group of investment companies registered under Section 8 of the Investment Company Act of 1940 and a variety of private investment accounts.

Item 4  Ownership:

   (a)  As of February 28, 1994:

        By virtue of new Rule 13d-3(a)(2) under the Securities Exchange Act of 1934, Eaton Vance Management, in its capacity as investment adviser may be deemed the "beneficial owner" of 391,750 shares of the issuer's Common Stock (or 4.97% of the 7,873,000 shares believed to be outstanding), inasmuch as said investment adviser has investment power with respect to such shares.



   (b)  As of February 28, 1994:

        Eaton Vance Management has the shared power to vote or to direct the vote of 391,750 shares of the issuer's common stock and the shared power to dispose, or direct the disposition of 391,750 shares of the issuer's Common Stock, in its capacity as investment adviser.

The above shares are held in a private investment account for which Eaton Vance Management acts as investment adviser and on whose behalf holds the above security position at February 28, 1994.

Item 5  Ownership of Five Percent of Less of a Class:

This report is being filed to report the fact that as of February
28, 1994 Eaton Vance Management has ceased to be the beneficial owner of more than 5 percent of the common stock of Spartech
Corporation.

Item 6  Ownership of More than Five Percent on Behalf of Another
        Person:

   Not applicable

Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company:

   Not Applicable

Item 8  Identification and Classification of Members of the Group:

   Not Applicable

Item 9  Notice of Dissolution of Group:

   Not applicable

Item 10 Certification:

   See below

This is Amendment No. 2 to Schedule 13G dated as of January 21,
1994 of Eaton Vance Management. All disclaimers set forth in the previous filings are incorporated herein by reference.

SIGNATURE


After reasonable inquiry and to the best of its knowledge and belief, Eaton Vance Management certifies that the information set forth in this Amendment is true, complete and correct.


EATON VANCE MANAGEMENT




Douglas C. Miller
Assistant Vice President


March 8, 1994